Exhibit 12.1

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

	Years Ended
	12/31/2005	12/31/2004	12/31/2003
Fixed Charges:
Interest Expense	$25,109	$24,232	$25,286
Estimate of Interest Component In Rent Expense (1)	—	—	—
Total Fixed Charges	$25,109	$24,232	$25,286

Earnings:
Income Before Income Taxes	$932,889	$745,082	$358,488
Other	5,664	14,030	1,236
Fixed Charges	25,109	24,232	25,286
Total Earnings	$963,662	$783,344	$385,010

Consolidated Ratio Of Earnings To Fixed Charges	38.38	32.33	15.23

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.